UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-41840

WEBUY GLOBAL LTD

90 BRAS BASAH RD,B1-13

Esplanade MRT Station

SINGAPORE 1895626

+65 8859 9762

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

On October 22, 2026, WEBUY GLOBAL LTD (the “Company”), a Cayman Islands exempted company, consummated a share subscription (the “Share Subscription”) with Bin Xue. Under the terms of the Share Subscription, Bin Xue purchased 138,370 Class B ordinary shares from the Company at a consideration of US$0.68 per share, which is the closing price of the Company’s Class A ordinary shares on October 21, 2026. A copy of the Share Subscription letter is attached hereto as Exhibit 10.1.

On or about October 23, 2026, Bin Xue was issued 138,370 Class B ordinary shares of the Company, representing approximately 14.7% of the aggregate voting power of the issued and outstanding ordinary shares of the Company. As of the date of this report, Bin Xue is the beneficial owner of 300,000 Class A ordinary shares and 416,666 Class B ordinary shares, which represent 47.4% of the aggregate voting power of the issued and outstanding ordinary shares of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WEBUY GLOBAL LTD

Date: October 23, 2026	By:	/s/ Bin Xue
	Name:	Bin Xue
	Title:	Chief Executive Officer

Exhibit Index

Exhibit No.	Description
10.1	Share Subscription Letter, dated October 22, 2026

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